LAVA Therapeutics N.V.

Yalelaan 60

3584 CM Utrecht

The Netherlands

April 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Dorrie Yale

Re:	LAVA Therapeutics NV

Registration Statement on Form F-3

Filed April 12, 2022

File No. 333-264246

Ladies and Gentlemen:

On behalf of LAVA Therapeutics N.V., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 4:30 p.m. on April 21, 2022, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to the undersigned at 800.311.6892 or to Peter Jaslow at (215) 864-8737.

Sincerely,

/s/ Edward Smith

Edward Smith

Chief Financial Officer
LAVA Therapeutics NV

cc:Peter Jaslow, Esq.